                                                                      EXHIBIT 1


               JACADA REPORTS THIRD-QUARTER 2001 FINANCIAL RESULTS

ATLANTA, OCTOBER 31, 2001 - Jacada Ltd. (Nasdaq: JCDA), the leading provider of legacy extension and integration solutions for e-business, today reported results for the 2001 third quarter.

         Revenue for the 2001 third quarter was down 24% to $5.2 million, compared to $6.8 million in the same period last year. Software license revenue for the third quarter was $1.7 million, compared with $4.0 million in the third quarter of 2000, and service and maintenance revenue was $3.5 million, compared to $2.8 million in the same period last year. Gross profit for the quarter was $3.4 million compared to $5.2 million in third quarter of 2000. Net loss for the quarter was $4.1 million, or $0.22 per share, compared to net income of $163,000, or $0.01 per share, in the third quarter of 2000. The loss in the quarter includes one-time and restructuring charges of approximately $1.3 million.

         At the end of the 2001 third quarter, cash, cash equivalents, short-term deposits, and marketable securities totaled $41.5 million in comparison to $49.5 million at the beginning of the quarter. During the quarter, $6.0 million was used for the previously announced Propelis acquisition, approximately $0.5 million for acquisition related expenses and approximately $1.5 million to support operations, working capital, and capital expenditures.

         "The events of September 11th, coming on top of an existing downturn in the economy, stalled several transactions that we had expected to close in the third quarter," said Mike Potts, President of Jacada Ltd. "Nonetheless, we are pleased that several of these transactions have since been closed in the fourth quarter. We are also encouraged by our current pipeline, which is the largest in the Company's history. We continue to see strong interest in our legacy extension and integration products as the Global 2000 and government agencies endeavor to optimize their investments in large-scale applications. Despite the current world-wide economic environment, we continue to expand our market footprint, adding new customers and increasing our presence with existing customers."

         "As announced on October 15th, we have undertaken a cost-reduction plan aimed at aligning our expenses to near-term and projected business levels," stated Gideon Hollander, CEO of Jacada Ltd. "We made these reductions, which include a 25% reduction in our workforce, compensation reductions, and across-the-board adjustments to other expenses, in anticipation that the current economic downturn will continue into 2002. These expense reductions amount to approximately $10.0 million on an annualized basis and are aimed at returning the Company to profitability in the first half of 2002."

         "Even though we continue to see strong demand for our current product offerings and tremendous potential for our new line of products," said Hollander, "we remain conservative in our near-term outlook. Because our future lies in maintaining our technological edge, investment in R&D will continue at a strong pace despite the recent expense reductions. Given the current economic environment, we are fortunate to have a wealth of intellectual capital and an exceptionally strong balance sheet; together they will enable us to react quickly and decisively as the economy recovers."

Third-Quarter Highlights

         Jacada secured direct and indirect business in the third quarter, adding new customers such as Decision One, Harrah's, J. Walter Thompson, Pacific Life Insurance, Sabre, Syndicated Office Systems, and Youngstown University. In addition, many existing customers purchased additional software and services from Jacada, including 21st Century Insurance, Archer Daniels Midland, AIG, Delta Airlines, Editions Lamy, Prudential Investments and the U.S. Department of the Interior.

         In the third quarter, Jacada acquired Propelis Software, a business unit of CNT(R) and a leading provider of legacy integration software and business process management. This acquisition enhanced Jacada's product suite by adding leading legacy integration and workflow technology. This acquisition strengthens Jacada's ability to deliver strategic technology alternatives to existing and newly acquired customers. "We already see a significant amount of new leads for these new technologies and we believe Jacada Integrator will generate more than 20% of Jacada's revenue in the next 12 months," said Potts.

         In July, Jacada launched a new line of products based on the Jacada Interface Server. The Jacada Interface Server provides a common user interface layer for both new application development and existing legacy systems, while enabling desktop integration and protecting organizations from changes in user interface standards and technologies. "We have already started selling the new product line and we plan to add significant components to it during 2002," said Hollander. "We believe the Jacada Interface Server will enable us to enter new and emerging markets as well as leverage the fast-growing CRM market as we maintain our leadership role in the legacy extension space."

         ABOUT JACADA - Jacada Ltd. is a leading provider of interface and workflow solutions that accelerate the delivery and maintenance of enterprise applications. Jacada products address the need for extending, web-enabling and integrating legacy systems, automating enterprise workflow, and delivering a universal user interface for new and existing applications. Jacada solutions are in use today at major corporations and government organizations such as AIG, AXA Financial, Caterpillar, Citibank, Conseco, Delta Air Lines, Enterprise Rent-A-Car, The Federal Reserve Bank, Fireman's Fund, Lloyd's TSB, Porsche Cars North America, Prudential Insurance Company of America, US Department of Interior and Verizon. Jacada operates globally with headquarters in Atlanta, Georgia; Herzliya, Israel; and London, England. Jacada can be reached at www.jacada.com or at 1-800-773-9574.

         This press release may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating to financial results and plans for future business development activities, and are prospective. These statements include all statements that are not statements of historical fact regarding intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company's financing plans; (ii) trends affecting the Company's financial condition or results of operations; and (iii) the Company's growth strategy and operating strategy (including the development of its products and services). The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variation thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company's ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. The Company cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. For a more complete discussion of risk factors, please see the Company's Form 20-F and other Statements filed with the Securities and Exchange Commission.

Jacada Contacts:
Ann Conrad
Manager, Corporate Communications
Jacada Ltd.
(770) 352-1300 ext. 382
aconrad@jacada.com

or

Investor Relations:
Philip Bourdillon
Silverman Heller Associates
(310) 208-2550
bourdillon@sha-ir.com


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

                                                                    JACADA LTD.


CONSOLIDATED BALANCE SHEETS

U.S. DOLLARS IN THOUSANDS

                                                                                 SEPTEMBER 30,       DECEMBER 31,
                                                                                     2001                2000
                                                                                 -------------       ------------
                                                                                  UNAUDITED
                                                                                 -------------
      ASSETS

CURRENT ASSETS:
Cash and cash equivalents                                                           $  6,292            $  9,360
Short-term bank deposits                                                               2,819               5,309
Marketable securities                                                                 32,026              32,154
Trade receivables (net of allowance for doubtful accounts of $923
    at September 30, 2001 and $204 at December 31, 2000)                               6,864               6,403
Other current assets                                                                     806                 485
                                                                                    --------            --------

Total current assets                                                                  48,807              53,711
                                                                                    --------            --------

LONG-TERM OTHER ASSETS                                                                   246                 369
                                                                                    --------            --------

LONG-TERM INVESTMENTS:
Marketable securities                                                                    400               5,644
Severance pay fund                                                                       618                 548
                                                                                    --------            --------

Total long-term investments                                                            1,018               6,192
                                                                                    --------            --------

PROPERTY AND EQUIPMENT, NET                                                            3,775               3,151
                                                                                    --------            --------

OTHER ASSETS:
    Other assets (net of accumulated amortization of $1,528 at
    September 30, 2001 and $126 at December 31, 2000)                                  1,312               1,374
    Goodwill                                                                           4,356                  --
                                                                                    --------            --------

Total other assets                                                                     5,668               1,374
                                                                                    --------            --------

                                                                                    $ 59,514            $ 64,797
                                                                                    ========            ========


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

                                                                    JACADA LTD.


CONSOLIDATED BALANCE SHEETS

U.S. DOLLARS IN THOUSANDS

                                                                                 SEPTEMBER 30,       DECEMBER 31,
                                                                                     2001                2000
                                                                                 -------------       ------------
                                                                                   UNAUDITED
                                                                                 -------------
      LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt                                                   $     --            $     12
Trade payables                                                                         1,085               2,105
Deferred revenues                                                                      1,965               1,046
Accrued expenses and other liabilities                                                 4,278               3,808
                                                                                    --------            --------

Total current liabilities                                                              7,328               6,971
                                                                                    --------            --------

LONG-TERM LIABILITIES:
Accrued severance pay                                                                  1,096               1,036
Other long-term payable                                                                   --                 144
                                                                                    --------            --------

Total long-term liabilities                                                            1,096               1,180
                                                                                    --------            --------

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares of NIS 0.01 par value:
    Authorized: 30,000,000 shares at September 30, 2001 and December 31,
2000; Issued and outstanding: 18,475,774 shares at
    September 30, 2001 and 18,428,531 shares at December 31, 2000                         54                  54
Additional paid-in capital                                                            68,418              67,843
Deferred stock compensation                                                             (118)               (161)
Accumulated deficit                                                                  (17,264)            (11,090)
                                                                                    --------            --------

Total shareholders' equity                                                            51,090              56,646
                                                                                    --------            --------

                                                                                    $ 59,514            $ 64,797
                                                                                    ========            ========


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

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

                                                  NINE MONTHS ENDED               THREE MONTHS ENDED
                                                    SEPTEMBER 30,                    SEPTEMBER 30,              YEAR ENDED
                                           -----------------------------     -----------------------------      DECEMBER 31,
                                               2001             2000             2001             2000             2000
                                           ------------     ------------     ------------     ------------     ------------
                                                                      UNAUDITED
                                           ---------------------------------------------------------------
Revenues:
   Software license                        $      8,711     $     10,771     $      1,674     $      4,033     $     15,506
   Service and maintenance                       11,035            6,561            3,503            2,739            9,610
                                           ------------     ------------     ------------     ------------     ------------

Total revenues                                   19,746           17,332            5,177            6,772           25,116
                                           ------------     ------------     ------------     ------------     ------------

Cost of revenues:
   Software license                                 386              503               61               37              725
   Service and maintenance                        5,045            3,708            1,758            1,506            5,210
                                           ------------     ------------     ------------     ------------     ------------

Total cost of revenues                            5,431            4,211            1,819            1,543            5,935
                                           ------------     ------------     ------------     ------------     ------------

Gross profit                                     14,315           13,121            3,358            5,229           19,181
                                           ------------     ------------     ------------     ------------     ------------

Operating expenses:
   Research and development                       5,977            3,587            2,933            1,365            4,979
   Sales and marketing                           11,933            8,867            3,752            3,492           12,873
   General and administrative                     4,166            2,511            1,414              991            3,624
   Arbitration charge                               417               --               --               --               --
                                           ------------     ------------     ------------     ------------     ------------

Total operating expenses                         22,493           14,965            8,099            5,848           21,476
                                           ------------     ------------     ------------     ------------     ------------

Operating loss                                   (8,178)          (1,844)          (4,741)            (619)          (2,295)
Financial income, net                             2,007            2,293              648              783            3,083
Other expense, net                                   (3)              (1)              --               (1)              (1)
                                           ------------     ------------     ------------     ------------     ------------

Income (loss) before taxes on income             (6,174)             448           (4,093)             163              787
Taxes on income                                      --               --               --               --               10
                                           ------------     ------------     ------------     ------------     ------------

Net income (loss)                          $     (6,174)    $        448     $     (4,093)    $        163     $        777
                                           ============     ============     ============     ============     ============

Basic net earnings (loss) per share        $      (0.33)    $       0.02     $      (0.22)    $       0.01     $       0.04
                                           ============     ============     ============     ============     ============

Weighted average number of shares
   used in computing basic net
   earnings (loss) per share                 18,457,273       18,063,431       18,472,056       18,328,766       18,141,223
                                           ============     ============     ============     ============     ============

Diluted net earnings (loss) per share      $      (0.33)    $       0.02     $      (0.22)    $       0.01     $       0.04
                                           ============     ============     ============     ============     ============

Weighted average number of shares
   used in computing diluted net
   earnings (loss) per share                 18,457,273       19,647,651       18,472,056       19,507,637       19,503,971
                                           ============     ============     ============     ============     ============


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